UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

I-FLOW CORPORATION
(Name of Issuer)
Common Stock ($0.001 par value per share)
(Title of Class of Securities)
449520303
(CUSIP Number)
Donald M. Earhart
c/o I-Flow Corporation
20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	449520303

1	NAMES OF REPORTING PERSONS Donald M. Earhart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
     Item 1 of this statement on Schedule 13D (this “Statement”) is hereby amended and supplemented to read in its entirety as follows:
     This Statement relates to the Common Stock of I-Flow Corporation (the “Issuer”) that was previously beneficially owned by Donald M. Earhart. The principal executive offices of the Issuer are located at 20202 Windrow Drive, Lake Forest, California 92630. The shares of Common Stock, par value $0.001 per share, of the Issuer are referred to herein as the “Shares.”
Item 2. Identity and Background
     Item 2 of this Statement is hereby amended and supplemented to read in its entirety as follows:
(a)	The name of the reporting person is Donald M. Earhart.

(b)	Mr. Earhart’s business address is c/o I-Flow Corporation, 20202 Windrow Drive, Lake Forest, California 92630.

(c)	Mr. Earhart resigned as the Chairman of the Board, Chief Executive Officer and President of the Issuer on November 18, 2009, in connection with the transactions pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Kimberly-Clark Corporation, a Delaware corporation (“K-C”), and Boxer Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of K-C (“Merger Sub”). The Issuer is improving clinical and economic outcomes by designing, developing and marketing technically-advanced, low-cost drug delivery systems and innovative products, principally for post-surgical pain relief and surgical site care. The Issuer’s products are used in hospitals, free-standing surgery centers, homes and other settings. The Issuer’s principal executive offices are located at 20202 Windrow Drive, Lake Forest, California 92630.

(d)	During the last five years, Mr. Earhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Earhart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Earhart is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of this Statement is hereby amended and supplemented to add the following:
     All Shares described in Item 4 were previously reported in this Statement, except for the EPIP Shares described in Item 4 (which were acquired by Mr. Earhart without the expenditure of any funds).
Item 4. Purpose of the Transaction
     Item 4 of this Statement is hereby amended and supplemented to add the following:
     On October 20, 2009, pursuant to the Merger Agreement, Merger Sub commenced an offer to purchase all outstanding Shares at a price of $12.65 per Share (the “Offer Price”) net to the seller in cash, without interest and less any required withholding taxes (the “Offer”). On November 17, 2009, the initial offering period of the Offer expired. All Shares held by Mr. Earhart as of such date were tendered into the Offer pursuant to his Tender and Support Agreement, dated as of October 8, 2009, with K-C and Merger Sub. On November 18, 2009, K-C issued a press release announcing that, following the initial offering period, 21,279,272 Shares, representing 87.1% of the Shares outstanding, were accepted for payment by Merger Sub (the time of such acceptance, the “Acceptance Time”). Additionally, approximately 506,582 additional Shares were tendered under the guaranteed delivery procedures described in the Offer. At the Acceptance Time, pursuant to the terms of the Issuer’s 2009 Executive Performance Incentive Plan (the “2009 EPIP”), Mr. Earhart was issued 90,000 shares of restricted stock that vested immediately (the “EPIP Shares”). Additionally, at the Acceptance Time, pursuant to the Agreement Re: Change in Control by and between the Issuer and Mr. Earhart, dated June 21, 2001, as amended, the vesting of 111,525 shares of restricted stock held by Mr. Earhart was immediately accelerated (the

“Accelerated Shares”).
     On November 18, 2009, K-C also announced that Merger Sub had commenced a subsequent offering period for all remaining untendered Shares pursuant to Rule 14d-11 under the Exchange Act. The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on November 23, 2009. The EPIP Shares and the Accelerated Shares were tendered into the Offer during the subsequent offering period. Following the subsequent offering period, Merger Sub owned approximately 90.8% of the Shares outstanding and was therefore entitled to, and has, consummated a short-form merger of Merger Sub with and into the Issuer (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”). In the Merger, each outstanding Share (other than Shares held by K-C, Merger Sub or stockholders who properly exercised appraisal rights under Section 262 of the DGCL) was canceled and converted into the right to receive the Offer Price. Also, at the effective time of the Merger, the 681,914 outstanding stock options, including 542,414 outstanding stock options with an exercise price less than the Offer Price, held by Mr. Earhart under the Issuer’s equity incentive plans were canceled, and in exchange Mr. Earhart is entitled to receive an amount in cash equal to the excess of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such stock options, or $6,048,970.10 in the aggregate.
     Following the Merger, the Shares became eligible for removal from listing on the Nasdaq Global Market and for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On November 24, 2009, (i) the NASDAQ Stock Market LLC filed a Form 25 relating to the withdrawal of the Issuer’s class of common stock and associated rights to purchase preferred stock from listing on the Nasdaq Global Market and from registration under Section 12(b) of the Exchange Act, and (ii) the Issuer filed a Form 15 relating to the termination and suspension of its obligations under Section 12(g) and Section 15(d) of the Exchange Act, respectively.
     As a result of the transactions described above, Mr. Earhart no longer beneficially owns any Shares.
     The foregoing description of the Merger Agreement, the Tender and Support Agreement and the Change in Control Agreement is qualified in its entirety by reference to the respective full texts thereof, which were previously filed with the Statement as exhibits and incorporated herein by reference. The foregoing description of the 2009 EPIP is qualified in its entirety by reference to the summary thereof, which was previously filed with this Statement as an exhibit and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     Item 5 of this Statement is hereby amended and supplemented to read in its entirety as follows:
(a) — (b)	As a result of the transactions described above, Mr. Earhart no longer beneficially owns any Shares.

(c)	The information provided in Item 4 is hereby incorporated by reference. There have been no other transactions by Mr. Earhart in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Mr. Earhart ceased to be a beneficial owner of 5% or more of the Issuer’s common stock on November 18, 2009.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 4, 2009

/s/ Donald M. Earhart
Donald M. Earhart